UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE
Mail Stop 04-05
      					June 3, 2005

via facsimile and U.S. Mail

Mr. David E. Wallace
Chief Executive Officer
Superior Well Services, Inc.
1380 Rt. 286 East, Suite #121
Indiana, Pennsylvania  15701

Re:  	Superior Well Services, Inc.
	Form S-1 filed May 5, 2005
	File No. 333-124674

Dear Mr. Wallace:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1
General
1. To eliminate the need for repetitive comments, please make appropriate corresponding changes to all disclosure to which a comment relates. If parallel information appears at more than one place in the document, provide in your response letter page references to all responsive disclosure.
2. To expedite the review process, we suggest that you promptly file
all exhibits, including the opinion of counsel regarding legality
and
any employment agreements.  Similarly, we note that you omit a large
amount of information from your prospectus. In your amended registration statement, include all material not properly omitted under Rule 430A. If the information you provide may change prior to effectiveness of the Form S-1, include brackets to indicate this.
We
may have additional comments upon review of the omitted exhibits
and
the new and updated disclosure.
3. You are responsible for providing current, accurate and
complete
information.  In that regard, the statements that appear in the fifth
and ninth sentences on page i are inappropriate. Eliminate all similar statements, and instead make clear that you have provided
disclosure that is reliable, current, accurate and complete.   In
that regard, we also would expect updated disclosure when available regarding the following, among other items and without limitation:
* Nasdaq NMS quotation,
* intended use of proceeds,
* the identity of your new CFO and new directors, and information as to when each listed director began service as a director,
* the composition of your committees,
* the terms of employment agreements and other compensation issues, including director compensation,
* the terms of the 2005 Stock Incentive Plan,
* disclosure that you omit from pages 57 to 65 and
* the details of the agreements that you have with each of the various entities, including the management structure and operational arrangements amongst you and the various partnerships.

Prospectus Summary, page 1
4. Provide us with support for all assertions you make regarding the following and similar areas of disclosure:
(a) your "leading" market positions and your status as a "leading oilfield services provider," making clear in context what that leadership status entails
(b) the view that others have of your providing "higher value alternatives"
(c) your "established reputation for safety, reliability and highly responsive customer service"
(d) your provision of services "comparable to the major oilfield services companies at lower prices"
(e) your cost structure is "lower than our competitors" and your "relatively low cost structure (page 29)."
In that regard, we note also the disclosure that appears at page
11,
suggesting that your larger competitors are capable of competing more effectively on the basis of price.

Competitive Strengths, page 4

5. We note your discussion of the competitive strengths of the company. To provide more balanced disclosure, also include a brief discussion of your weaknesses.

Risk Factors, page 9
6. Revise your risk factor captions and discussions to state plainly the specific and immediate effects on your operations or your company and the potential harm to investors. For example, the first and second risk factor captions on page 10 do not identify the resulting harm of the risk. See also the second risk factor discussion on page
14.
7. Rather than including language like "there can be no assurance that" or you "cannot be certain that," revise to state the risk plainly and directly. Also remove language that tends to mitigate the risk you present, including clauses that begin "Although" and the first sentence of the third paragraph under "Our operations are subject to inherent risk."

Capitalization, page 21

8. Please include a statement indicating the table presented sets forth your cash and cash equivalents and capitalization as of December 31, 2004. As cash and cash equivalents do not represent capitalization of a company, please revise the summation of your capitalization within your table to exclude the amount of cash and cash equivalents as of December 31, 2004.

Management`s Discussion and Analysis of Financial Condition...,
page
25

9. Please explain to us why you believe disclosure of quarterly results of operations is not necessary considering the seasonality of your business.

Our Results of Operations, page 29
10. Where two or more business reasons contributed to a material change in a financial statement line item, quantify the extent to which each item contributed to the overall change. For example, you identify four reasons for an increase in cost of revenue in comparing
2004 against 2003 and an offsetting reduction in the costs of revenue but you do not quantify the effects to promote the reader`s understanding. Please refer to the guidance in FRC Section 501.04.
11. You identify four measures that you use to analyze the performance of your services on page 26. However, you do not analyze these measures within MD&A. Please revise your disclosure to give readers a view of your company through the eyes of management by providing analyses of those key variables and other qualitative and quantitative factors which are necessary for an understanding and evaluation of your company. Refer to FRC Section 501.12 for further guidance.

General Trends and Outlook, page 32

12. The disclaimer that appears in the last paragraph requires additional clarifying disclosure. To the extent that you retain it, you will need to discuss in necessary detail the material assumptions you made in order to place it in proper context.

Our Results of Operations, page 29

13. Where two or more business reasons contributed to a material change in a financial statement line item, quantify the extent to which each item contributed to the overall change. For example, you identify four reasons for an increase in cost of revenue in comparing
2004 against 2003 and an offsetting reduction in the costs of revenue but you do not quantify the effects to promote the reader`s understanding. Please refer to the guidance in FRC Section 501.04.

14. You identify four measures that you use to analyze the performance of your services on page 26. However, you do not analyze these measures within MD&A. Please revise your disclosure to give readers a view of your company through the eyes of management by providing analyses of those key variables and other qualitative and quantitative factors which are necessary for an understanding and evaluation of your company. Refer to FRC Section 501.12 for further guidance.

Liquidity and Capital Resources, page 34

15. We note your disclosure that you believe your funds are sufficient to "meet both [your] short-term working capital requirements and [your] long-term capital expenditure requirements."
Revise to clarify whether you believe such amounts will be adequate to fund your operations for at least the next 12 months.

Critical Accounting Policies, page 36
16. We note that you identified and disclosed several critical accounting policies. Your disclosures appear to lack association with specific accounting estimates that may be necessary to an understanding of your liquidity, capital resources, and results of operations. Your disclosures should provide information about the quality and variability of your earnings and cash flow so that investors may ascertain the indicative value of your reported financial information. We generally find that disclosures including both a sensitivity analysis and discussion of historical experience in making the critical estimate are effective in conveying this information. Please refer to FRC Section 501.14 for further guidance.

Business, page 39

Properties, page 45

17. For each material lease, disclose the expiration date and specify whether it`s renewable at your option.

Operating Risks and Insurance, page 45
18. Ensure that your disclosure is tailored to your particular circumstances. For example, based on the disclosure that appears at page 39 and elsewhere, it appears that the reference to damage to "marine life" would not necessary apply to your operations. In that connection, ensure that your discussion of the applicable environmental regulations and any compliance issues is sufficiently precise and complete. Disclose that with regard to CERCLA, you are subject to strict liability and that your liability could extend to situations in which you previously owned or operated a property

Management, page 48

19. Revise the biographical sketches to clarify the familial relationship between the Snyders; we note the disclosure at page 54 in that regard. Also for both Snyders and for Mr. Kistner, disclose their business experience for the past five years, with no gaps or ambiguities. Identify with specificity each particular position held by each individual during that time.

Compensation of Executive Officers, page 51

20. We note your disclosure in footnote (2) regarding the aggregate holdings of restricted stock by Messrs. Wallace, Reese, and Linaberger and your cross-reference to the Employment Agreements.
However, the information in that section does not provide any meaningful additional disclosure. Provide all necessary detail in that regard.

Underwriting, page 65

21. We note your disclosure that the underwriters may, in their sole discretion, release the lock-ups early. Disclose the factors to be considered in making any such determination. Advise us whether there are any agreements or understandings, tacit, explicit or otherwise with regard to the release of any locked-up shares. Also, disclose how many outstanding shares are subject to the restrictions and how many are not covered by the restrictions, and quantify or identify the "substantially all of [your] stockholders" to whom you refer in the third paragraph on page 65.

Financial Statements and Related Disclosure

General
22. Please explain to us what consideration you have given to the pro forma financial statement requirements included in Article 11 of Regulation S-X in light of the change in the form of your business organization and the application of proceeds from the proposed sale of securities.

Combined Financial Statements of Superior Well Services, Ltd. and
Bradford Resources, Ltd., page F-1

Note 2. Summary of Significant Accounting Policies, page F-10
23. Support your conclusion that you operate in one segment. We note the discussion of your four operating regions. Specifically address paragraphs 10 - 24 of SFAS 131 in your response.

Trade Accounts Receivable, page F-10
24. Please disclose that no bad debt expense has been recorded to date. Please refer to Regulation S-X, Rule 5-02.4.



Property, Plant and Equipment, page F-11

25. Please disclose the basis for determining the amounts of property, plant and equipment reported (e.g., cost).
26. We note that you depreciate leasehold improvements over their estimated useful lives. We believe that leasehold improvements in an operating lease should be amortized by the lessee over the shorter of their economic lives or the lease term, as defined in paragraph 5(f)
of SFAS 13. Please tell us whether the impact of amortizing leasehold improvements over the shorter of their economic lives or the lease term has a material impact on your financial statements, and revise your disclosure to reflect the appropriate policy.
27. Please revise your descriptions of "machinery and equipment" on page F-11 and "equipment and vehicles" on the face of the balance sheet on page F-6 to be consistent.
28. Please disclose the amount of depreciation expense for each year an income statement is presented.
29. Please disclose your policy for recording and measuring impairments of long-lived assets.

Revenue Recognition, page F-11

30. Expand your revenue recognition policy to address all the criteria detailed in SAB Topic 13:1. Specifically address how you determine that a service has been rendered or a product has been provided.

Interest Rate Risk Management, page F-11
31. Please disclose the following related to your derivative instruments to the extent applicable:

* whether your interest rate swap agreements are fair value hedges or cash flow hedges;
* a description of the events that will result in the reclassification into earnings of gains and losses that are reported in accumulated other comprehensive income;
* the estimated amount of existing gains and losses at the reporting date that is expected to be reclassified into earnings over the next
12 months;
* the criteria required to be met for each accounting method used, including a discussion of the criteria required to be met for hedge or deferral accounting and accrual or settlement accounting;
* the accounting method used if the criteria are not met; and
* where and when the gains and losses are reported in the statements of cash flows and results of operations.

Please refer to SFAS 133 and Regulation S-X, Rule 4-08(n) for additional guidance.

Long-Term Debt, page F-13
32. We note that you have classified your $4.0 million outstanding borrowings as "Note payable" on the face of the balance sheet but have referred to the borrowings as a line of credit in the footnote entitled "Long-Term Debt". Revise your disclosures for the outstanding borrowings to be consistent throughout the financial statements.
33. Please disclose the following for your long-term debt:
* weighted-average interest rate on short-term borrowings outstanding as of the date of each balance sheet presented;
* the amount of the margin in the description of the interest rate,
"LIBOR plus a margin";
* the name of the affiliated company that guarantees the line of credit;
* the amount of commitment fee for your credit facilities, if any;
and
* a brief indication of priority.
Please refer to Regulation S-X, Rule 5-02.19 and Rule 5-02.22 for additional guidance.

Closing Comments

      As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.


You may contact Ryan Milne at (202) 551-3688, or April Sifford at
(202) 551-3684, if you have any questions regarding comments on the financial statements and related matters. Please contact Melinda Kramer at (202) 551-3726 or Timothy Levenberg, Special Counsel, at
(202) 551-3707 with any other questions.

								Sincerely,




								H. Roger Schwall
								Assistant Director

cc:	T. Mark Kelly, Esq.
	Melinda Kramer
	Timothy Levenberg
	Ryan Milne
	April Sifford
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Mr. David E. Wallace
Superior Well Services, Inc.
June 3, 2005
Page 1